Exhibit 99.1

Sinovac Biotech Ltd. Changes Its Contact for Investor Relations

BEIJING, Aug. 1 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, announced today that it has changed its primary contact for investor relations.

Sinovac's appointment of SEGUE VENTURES, LLC as its primary investor relations contact expired on July 31, 2006. Until another investor relations firm is appointed, Sinovac's primary investor relations contact will be Ms. Helen G. Yang, its International Finance Manager.

Mr. Weidong Yin, President and CEO of Sinovac said, "We would like to thank Segue Ventures for its dedication to Sinovac in the past year and for helping us deliver information to the investing public. We remain committed to maintaining a communication channel with the investment community."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS.

Additional information about Sinovac is available on its website, http://www.sinovac.com and the Sinovac Investor Relations website, http://finance.groups.yahoo.com/group/Sinovac_Biotech_IR/

To be added to our distribution list, please email: info@sinovac.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    CONTACT:
    Helen G. Yang
    Sinovac Biotech Ltd.
    Phone: +86-10-82890088 Ext. 871
    Fax: +86-10-62966910
    Email: info@sinovac.com